April 27, 2021	Trayne S Wheeler trayne.wheeler@klgates.com T +1 617 951 9068 F +1 617 261 3175

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Sonny Oh

Re:	John Hancock Collateral Trust (the “Trust”) — File No. 811-23027
Registration Statement on Form N-1A, as supplemented

Dear Mr. Oh:

On behalf of the Trust, we submit this letter in response to comments received by telephone from the staff of the Securities and Exchange Commission (the “SEC”): (1) with respect to Amendment No. 5 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A, filed with the SEC on April 28, 2020, accession no. 0001133228-20-001980 (the “Amendment”); and (2) with respect to a supplement to the Trust’s Registration Statement on Form N-1A, filed with the SEC on September 16, 2020, accession no. 0001133228-20-006009 (the “Supplement”).

The Amendment was filed for the purpose of updating financial information in the Registration Statement for John Hancock Collateral Trust, the sole series of the Trust (the “Fund”), and making other nonmaterial changes. The Supplement was filed for the purpose of announcing the appointment of Frances G. Rathke to serve as an Independent Trustee of the Trust and modifying the Trust’s Registration Statement on Form N-1A to reflect this appointment.

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment.

K&L Gates LLP

State Street Financial Center One Lincoln Street Boston MA 02111

T +1 617 261 3100 F +1 617 261 3175 klgates.com

AMENDMENT COMMENTS

Part A Comments

1.	Comment — On page 2, under “MANAGEMENT—The portfolio managers, their titles and length of association with the Fund,” the Trust states that James Madison has been associated with the Fund “since 2015.” We note that this statement may be confusing if Mr. Madison was recently appointed as a portfolio manager to the Fund. Please revise this disclosure to indicate the month and year in which Mr. Madison commenced management of the Fund.

Response — The Trust notes that Item 5(b) of Form N-1A requires registrants to “state the name, title, and length of service of the person or persons employed by or associated with the Fund or an investment adviser of the Fund who are primarily responsible for the day-to-day management of the Fund’s portfolio.” The Trust notes that Mr. Madison had been an analyst with the Fund prior to his promotion to Portfolio Manager. As a result, he has been associated with the Fund since 2015. The Trust has made the requested disclosure change.

2.	Comment — On page 3, under “INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES, RELATED RISKS, AND DISCLOSURE OF PORTFOLIO HOLDINGS — Risks,” the Staff notes that the principal risks appear in alphabetical order. Please reorder the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. See Dalia Blass, Keynote Address - ICI Securities Law Developments Conference, October 25, 2018, available at: https://www.sec.gov/news/speech/speech-blass-102518# and ADI-2019-08 - Improving Principal Risks Disclosure.

Response — The Trust respectfully submits that the current order of the principal risks is in compliance with the requirements of Form N-1A, which does not require listing the principal risks of investing in a fund in any particular order. The Trust further notes that the alphabetical ordering convention of its “Risks” is consistent across the John Hancock complex.

However, in order to clarify for shareholders that they should not make any assumptions regarding the significance of the risk factors based on their current order, the Trust has revised the introductory disclosure under the heading “INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES, RELATED RISKS, AND DISCLOSURE OF PORTFOLIO HOLDINGS — Risks” in its current annual update as follows:

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“The Fund’s main risks are listed below in alphabetical order, not in order of importance.”

3.	Comment —The Staff notes that it appears that the term “EU” is first used in the first full paragraph on page 6, but is not defined until page 17 of the Registration Statement. Please consider defining “EU” in the first instance of its use.

Response — The Trust has made the requested disclosure change.

4.	Comment — The Staff notes that on page 7, under “INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES, RELATED RISKS, AND DISCLOSURE OF PORTFOLIO HOLDINGS — Risks — Foreign securities risk,” the last sentence in the risk disclosure is new and provides that “Depositary receipts are also subject to liquidity risk.” Please consider adding corresponding disclosure regarding investment in depositary receipts under “INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES, RELATED RISKS, AND DISCLOSURE OF PORTFOLIO HOLDINGS — Implementation of Investment Objective.”

Response — The Trust notes that depositary receipts pose a subsidiary risk in foreign investing, so the Trust believes that, while the discussion of the risk in Foreign securities risk is appropriate, depositary receipts do not merit being discused in the Implementation of Investment Objective. Therefore, the Trust respectfully declines to make any changes in response to this comment.

Part B Comments

5.	Comment — On page 25, under “DESCRIPTION OF THE FUND AND ITS INVESTMENTS AND RISKS — Investment Strategies and Risks — Responsible Investing risk,” please clarify the relevance of Responsible Investing risk to the Fund, since the SAI relates solely to this Fund.

Response — The Trust notes that subadvisors may integrate research on environmental, social and governance factors into a fund’s investment process, and this risk discusses risks posed by this type of investing. Therefore, the Trust respectfully declines to make any changes in response to this comment.

6.	Comment — On page 47, under “INVESTMENT ADVISORY AND OTHER SERVICES — The Subadvisory Agreement — Subadvisory Fees,” please disclose the method of calculating the subadvisory fees payable to the subadvisor.
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Response — The Trust respectfully incorporates the response provided to the Staff by John Hancock Investment Trust, another registrant in the John Hancock family of funds, in its February 26, 2019 letter responding to this comment.

7.	Comment — It appears that Appendix A and Appendix B were not included in the Table of Contents on page 15. Please include these appendices in the Table of Contents.

Response — In response to this comment, the Trust has revised the Table of Contents to include captions for all appendices.

8.	Comment — Please confirm that all Proxy Voting Policies and Procedures have been provided in Appendix B. Please also confirm all advisers and subadvisors have been accurately identified in Appendix B.

Response — The Trust hereby confirms.

Part C Comments

9.	Comment — Please acknowledge that for filings made on or after April 1, 2020, the 2015 Fixing America’s Surface Transportation Act (i.e., the “FAST Act”) will require hyperlinks for exhibits in HTML format for investment companies.

Response — The Trust acknowledges this requirement and notes that it has hyperlinked all exhibits in its Part C consistent with such FAST Act requirements.

SUPPLEMENT COMMENTS

10.	Comment — Please explain the legal basis under state law and/or the 1940 Act for the Trustee appointment without a shareholder vote.

Response — Supplementally, the Trust notes that an analysis of the appointment of Ms. Rathke as trustee without a shareholder vote was conducted. The Trust confirmed that the appointment was permissible under the 1940 Act and state law. Consistent with Section 16(a) of the 1940 Act, Ms. Rathke was appointed by the board of the Trust to fill the vacancy created by the retirement of Mr. Theron Hoffman as trustee, and that after such appointment more than two thirds of the trustees holding office have been elected to such office by the holders of the outstanding voting securities of the Trust at a special meeting of shareholders. The Trust is a Massachusetts business trust, and under the laws of the Commonwealth of Massachusetts, the appointment of trustees is governed by the governing instrument of the Trust, its Declaration of Trust. Section 2.15 of the Trust’s Declaration of Trust, excerpted below, permits the trustees to fill a vacancy caused by a trustee retirement by appointment:

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The term of office of a Trustee shall terminate and a vacancy shall occur in the event of his death, retirement, resignation, removal, bankruptcy, adjudicated incompetence or other incapacity to perform the duties of the office of a Trustee… In the case of an existing vacancy… subject to the provisions of Section 16(a) of the 1940 Act, the remaining Trustees shall fill such vacancy by the appointment of such other person as they in their discretion shall see fit, made by vote of a majority of the Trustees then in office.”

11.	Comment — The Staff notes the disclosure preceding the table included in the Supplement states: “The table below presents certain information regarding Ms. Rathke, including her principal occupations, which, unless specific dates are shown, are of at least five years’ duration. In addition, the table includes information concerning other directorships held by Ms. Rathke in other registered investment companies or publicly traded companies.” This disclosure should indicate whether this table is for the Non-Independent Trustees or the Independent Trustees.

Response — The Trust notes that the first sentence of the Supplement discloses that Ms. Rathke was appointed to serve as an Independent Trustee. Additionally, General Instruction 2 to Item 17 of Form N-1A states: “When providing information about directors, furnish information for directors who are interested persons of the Fund separately from the information for directors who are not interested persons of the Fund. For example, when furnishing information in a table, you should provide separate tables (or separate sections of a single table) for directors who are interested persons and for directors who are not interested persons. When furnishing information in narrative form, indicate by heading or otherwise the directors who are interested persons and the directors who are not interested persons.” Accordingly, as no information regarding interested directors was furnished in the Supplement, the Trust respectfully declines to make any changes in response to this comment. The Trust notes that in the Fund’s current annual update, the information for trustees who are interested persons of the Fund is furnished separately from the information for trustees who are not interested persons of the Fund, and each section of the disclosure is labelled respectively, consistent with the requirements of Form N-1A.

12.	Comment — Please confirm no additional disclosure regarding the new trustee is needed or required. For example, trustee compensation or trustee ownership of fund shares (even if the value is zero).

Response — The Trust notes that under Item 17 of Form N-1A, additional disclosure relating to trustee ownership of shares of (1) the Fund or any registered investment companies overseen by the director within the same family of investment companies as the

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Fund; or (2) an investment adviser or principal underwriter of the Fund or a person (other than a registered investment company) directly or indirectly controlling, controlled by, or under common control with such an investment adviser or principal underwriter, is required as of the most recently completed calendar year. Additionally, the Trust notes that under Item 17 of Form N-1A, additional disclosure relating to trustee compensation is required as of the most recently completed fiscal year of the Fund. The Trust confirms no such disclosure was required in the Amendment for Ms. Rathke, since she has not served as trustee through the end of the Fund’s calendar or fiscal years ended at the time of the Amendment. The Trust notes that in the Fund’s current annual update, the relevant required ownership of share and compensation information for Ms. Rathke is included consistent with the requirements of Form N-1A.

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The Trust, on behalf of the Fund, intends to incorporate any changes to the Fund’s Registration Statement made in response to the staff’s comments in the next routine update of the Registration Statement. If you have any questions, please call me at (617) 951-9068.

Sincerely,

/s/ Trayne S Wheeler
Trayne S Wheeler

cc:	Harsha Pulluru, Assistant Secretary of the Trust
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